SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 07 December 2022

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Non-Executive Director Updates dated 07 December 2022

Exhibit No: 99.1

InterContinental Hotels Group PLC
Non-Executive Director Updates

07 December 2022

InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] today announces:

-	The retirement of Non-Executive Director, Jill McDonald from the IHG Board effective 28 February 2023, following the conclusion of her nine-year term.

Jill McDonald was appointed to the IHG Board as a Non-Executive Director in 2013 and currently serves as the Chair of the Responsible Business Committee, overseeing the Committee's role in relation to IHG's responsible business objectives and strategy. In addition to the Responsible Business Committee, she currently serves on the Audit and Nomination Committees.

With Jill's retirement from the IHG Board and related committees, the following additional Committee changes will occur:

-	Senior Independent Non-Executive Director, Graham Allan will become Chair of the Responsible Business Committee and will step down from the Remuneration Committee with effect from 1 March 2023.
-	Non-Executive Chair of the IHG Board, Deanna Oppenheimer will become a member of the Remuneration Committee with effect from 1 January 2023.
-	Non-Executive Director, Arthur De Haast, will join the Audit Committee and step down as a member of the Remuneration Committee with effect from 1 January 2023.

These changes reflect IHG's ongoing commitment to succession planning, bringing together a diverse range of talent, expertise, skills and relevant experience, and facilitating an effective transition of responsibilities.

Deanna Oppenheimer, Non-Executive Chair, IHG, commented: "On behalf of the Board, I would like to thank Jill for the tremendous support she has provided to IHG over the last nine years. Jill made a significant impact during her tenure, particularly in her role as Chair of the Responsible Business Committee, which oversaw the development of IHG's Journey to Tomorrow 2030 plan, our ambitious commitments designed to make a positive difference to people, communities and planet over the next decade. I have no doubt Graham will continue that effort in earnest and we wish Jill the very best for the future."

-ends-

For further information, please contact:

Investor Relations	Stuart Ford (+44 (0)7823 828 739)	Joe Simpson (+44 (0)7976 862 072)
Media Relations	Amy Shields (+44 (0)7881 035 550)	Dan Winter (+ 44 (0)7423 793352)

Biographies

Deanna Oppenheimer
Deanna is founder of CameoWorks, LLC, an advisory firm to CEO's of early-stage technology companies, and BoardReady. Between 2005 and 2011, Deanna worked at Barclays plc where she was Chief Operating Officer of the UK business before becoming CEO of UK and Western Europe Retail Banking and subsequently Vice Chair, Global Retail Banking. Prior to this, Deanna was the President of Consumer Banking at Washington Mutual, Inc. She previously held a number of non-executive board positions, including with Tesco PLC (as Senior Independent Director), Whitbread PLC, Worldpay, Inc., and AXA S.A., amongst others.

Deanna is the Chair of Hargreaves Lansdown plc and a Non-Executive Director of Thomson Reuters Corporation. She sits on the private board of Slalom, LLC.

Graham Allan
Graham was Group Chief Executive of Dairy Farm International Holdings Ltd from 2012-2017, a leading Asian retailer headquartered in Hong Kong. He previously served in several senior positions at PepsiCo/Yum Brands from 1992-2012, assuming the role of President of Yum Restaurants International in 2003, and led the development of global brands KFC, Pizza Hut and Taco Bell in more than 120 international markets. Prior to his tenure at Yum Restaurants, he worked as a consultant including at McKinsey & Co Inc.

Graham is Senior Independent Non-Executive Director at Intertek plc and Independent Non-Executive Director of Associated British Foods plc. He also serves as a director of private companies as Chair of Bata Footwear and Director of Americana Foods.

Arthur de Haast
Arthur has held several senior roles in the Jones Lang LaSalle (JLL) group, including Chair of JLL's Capital Markets Advisory Council and Chair and Global CEO of JLL's Hotels and Hospitality Group. Arthur is also a former Chair of the Institute of Hospitality.

Arthur is Chair of JLL's Capital Markets Advisory Council, an Independent Non-Executive Director of Chalet Hotels Limited and chair of its Risk Management Committee, and a member of the Advisory Board of the Scottish Business School, University of Strathclyde, Glasgow.

About IHG Hotels & Resorts
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 17 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,000 open hotels in over 100 countries, and more than 1,800 in the development pipeline.

●           Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo

●           Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels

●           Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels

●           Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 325,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	07 December 2022